Note 1. Organization and Nature of Business

HRT Execution Services LLC ("HRTX" or the "Company") is organized under the Limited Liability Company Act of Illinois. HRTX is a wholly owned subsidiary of Sun Holdings LLC (the "Parent"), which is owned by Hudson River Trading LLC ("HRT") and RDC I, Inc. ("RDCI").

The primary business of the Company is to operate a trading platform that routes United States of America ("US") equities orders as agent for registered US broker-dealers. HRTX only routes such orders to HRT Financial LLC, its affiliate broker-dealer, for execution. The Company also trades foreign securities. HRTX is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. HRTX does not hold client funds or securities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash maintained at a US bank. HRTX defines cash equivalents as short term highly liquid interest-bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2019, cash and cash equivalents includes cash in bank deposit accounts.

Restricted cash: Restricted cash includes a sublessee security deposit that is maintained in a separate interest-bearing bank account, which is required to be returned to the sublessee when the sublease ends.

Other assets: Other assets includes cash held as collateral. Cash held as collateral is custodied at a US bank associated with a letter of credit (refer to Note 8), which is required by a landlord for one of the Company's operating leases.

Note 2. Summary of Significant Accounting Policies (continued)

Financial instruments: Transactions in financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in Income from discontinued operations in the Statement of Income.

Revenue and expense recognition: Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), establishes principals for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts to provide goods or services to customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other US GAAP guidance, including lease contracts and rights and obligations related to financial instruments.

The Company grants HRTF access and use of the HRTX technical platform. As compensation for allowing HRTF to access and use the HRTX technical platform, HRTF pays HRTX a monthly fee in an amount equal to the cost of the expenses incurred plus a markup in connection with providing the access and use of the HRTX technical platform. Platform access income is included in the Statement of Income as Platform access.

The Company charges HRTF an execution fee for US equities executed on the HRTX technical platform, which is included in Execution fees in the Statement of Income.

Rental income from a sublease of HRTX's office space is recognized evenly over the life of the sublease using the straight-line method and recorded on a monthly basis. It is reflected in Other income in the Statement of Income.

Liquidity fees and rebates paid are recognized on an accrual basis and are included in Commissions, execution, clearance, and other transaction related expenses, net in the Statement of Income.

Commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected within Income from discontinued operations in the Statement of Income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition, either as receivable or payable from/to broker-dealers, exchanges, and clearing organizations, as applicable.

Interest and dividends are earned primarily from Cash and cash equivalents and Financial instruments owned, at fair value, and are accounted for on an accrual basis.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue and expense recognition (continued): Dividends are recorded as of the ex-dividend date. Interest and dividend income are reflected within Income from discontinued operations in the Statement of Income.

Receivable from and payable to broker-dealers, exchanges, and clearing organizations: The Company obtains financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. Receivables and payables relating to trades pending settlement are netted by broker-dealers, exchanges, and clearing organizations in the Statement of Financial Condition.

Property, furniture, and leasehold improvements: Furniture is being depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for US federal income taxes has been recorded in the financial statements. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

Financial Accounting Standards Board ("FASB") guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2019.

The Parent is generally not subject to tax examinations by US Federal or state authorities for tax years before 2016.

Remeasurement of foreign currencies: Assets and liabilities denominated in currencies other than the entity's functional currency are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date with resulting gains and losses reflected in the Statement of Income. Transactions in currencies other than the entity's functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Net gains and losses resulting from such transactions are included within the Statement of Income under Other income.

Leases: The Company has adopted Accounting Standards Updates ("ASU") 2016-02 – Topic 842, Leases ("Topic 842"), as of January 1, 2019 under the modified retrospective method, in which the cumulative effect of applying Topic 842 on existing arrangements was recognized at the date of adoption.

Note 2. Summary of Significant Accounting Policies (continued)

Leases (continued): The Company currently determines whether an arrangement is a lease at the inception of such arrangement. Operating leases are included in Operating lease right-of-use ("ROU") assets and Operating lease liabilities are included in the Statements of Financial Condition.

ROU assets are assets that represent a lessee's right to use, or control the use of, a specified asset for the lease term. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company uses HRT's incremental borrowing rate based on the information available at the commencement date of a ROU asset in determining the present value of future payments. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Topic 842 guidance requires lessees to recognize a ROU asset and a lease liability on the Statement of Financial Condition and disclose key information about leasing arrangements for all leases except for short-term leases that have a lease term of 12 months or less at lease commencement. Under Topic 842 guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from the previous lease accounting guidance. HRTX recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

For the Company, Topic 842 primarily affected the accounting treatment for its operating lease agreements in which the Company is the lessee. These leases are for office space and do not grant the Company an option to purchase the underlying asset that is reasonably certain to be exercised. These lease agreements do not contain any material residual value guarantees, restrictions or covenants. The ROU assets exclude lease incentives. In addition to the base rental costs, the Company's lease agreements for corporate space generally provide for rent escalations resulting from increased assessments for operating expenses, real estate taxes and other charges. Payments for such reimbursable expenses are considered variable and are recognized as variable lease costs in the period in which the obligation for those payments was incurred.

Note 3. Receivable from and Payable to Broker-dealers, Exchanges, and Clearing Organizations

At December 31, 2019, Receivable from broker-dealers, exchanges, and clearing organizations primarily represent amounts due for unsettled trades, cash held at clearing brokers, transaction fees receivable from broker-dealers, and rebates receivable from exchanges.

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for Financial instruments owned, at fair value, and Financial instruments sold, not yet purchased, at fair value.

As of December 31, 2019, Payable to broker-dealers, exchanges, and clearing organizations primarily represent amounts due for rebates, fees and commissions payable.

Note 3. Receivable from and Payable to Broker-dealers, Exchanges, and Clearing Organizations (continued)

	Receivable	Payable
Payable to/Receivable from broker-dealers and exchanges - continuing operations	$ 156,901	$ 187,872
Payable to/Receivable from broker-dealers and exchanges - discontinued operations	2,501,539	150,266
	$ 2,658,440	$ 338,138

Note 4. Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTX has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTX's own data.

The availability of observable inputs can vary from security to security and are affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

HRT Execution Services LLC

Notes to Financial Statements (continued)

Note 4. Fair Value Measurement (continued)

Equity securities are traded in active markets and are valued using quoted market prices or broker or dealer quotations and are categorized in Level 1.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities are considered Financial instruments and, except for Property, furniture and leasehold improvements, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

As of December 31, 2019, all the Company's financial instruments are included as part of discontinued operations. The following table presents the Company's fair value hierarchy for those Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value from discontinued operations on a recurring basis as of December 31, 2019 (refer to Note 9):

ASSETS

Description	Total		Fair Value Measurement Level 1		Level 2	
Equities	$	292,719	$	292,719	$	-
Mutual Funds		10,521		10,521		-
Total financial instruments owned, at fair value	$	303,240	$	303,240	$	-

LIABILITIES

Description	Total		Level 1		Level 2	
Equities	$	14,182	$	14,182	$	-
Total financial instruments sold, not yet purchased, at fair value	$	14,182	$	14,182	$	-

As of and for the year ended December 31, 2019, the Company had no assets or liabilities classified as Level 3.

Note 5. Related-Party Transactions

The Company has a services, space-sharing, and expense agreement with HRT, an affiliate. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by the Company. Direct expenses incurred by the Company are not subject to this agreement. Expenses from this agreement are recorded under Allocated expenses within the Statement of Income, and were, for the year ended December 31, 2019, $2,100,000. As of December 31, 2019, the amount payable to HRT was $175,627.

Notes to Financial Statements (continued)

Note 5. Related-Party Transactions (continued)

The Company has a platform access agreement with HRTF. This agreement grants HRTF access to and use of the HRTX technical platform. Income from this agreement is recorded under Platform access within the Statement of Income, and was for the year ended December 31, 2019, $4,772,404. Additionally, HRTX charges HRTF an execution fee based on shares executed. The Company records this income as Execution fees, and the amount was $744,926 for the year ended December 31, 2019. As of December 31, 2018, the amount receivable to HRTX was $636,400. As of December 31, 2019, the amount receivable to HRTX was $434,666.

The Company has a services agreement with Sun Trading Solutions LLC ("STS"), an affiliate through common ownership, and compensates STS for use of computer equipment trading platforms and technology related services. For the year ended December 31, 2019, $328,239 of this expense is recorded under Income from discontinued operations. As of December 31, 2019, the amount payable to STS was $0.

Note 6. Property, Furniture, and Leasehold Improvements

Property, furniture, and leasehold improvements at December 31, 2019 consist of:

Furniture	$	448,473
Leasehold improvements		2,103,207
		2,551,680
Less: Accumulated depreciation and amortization		(1,915,185)
	$	636,495

Depreciation and amortization expense for the year ended December 31, 2019 was $243,474, as reported in the Statement of Income.

Note 7. Leases

As of December 31, 2019, the Company has two operating leases for office space, which are reflected on the Statement of Financial Condition as Operating lease liabilities of $3,377,628 and Operating lease right-of-use assets of $2,424,257. The leases have remaining terms of 3 to 7 years.

Upon adoption at January 1, 2019, we recognized total ROU assets of $2,786,286, with corresponding lease liabilities of $3,774,283, net of adjustments for prepayments and accrued lease payments of $987,997. The adoption did not impact our beginning retained earnings, or our prior year financials.

The following table provides supplemental cash flow information related to the Company's operating leases:

	Twelve Months Ended 12/31/2019
Operating leases	
Cash paid for amounts included in the measurement of operating lease liabilities	608,035

HRT Execution Services LLC

Notes to Financial Statements (continued)

Note 7. Leases (continued)

Weighted average remaining lease term and discount rate are as follows:

	31-Dec-19
Weighted average remaining lease term	
Operating leases	5.75 years
Weighted average discount rate	
Operating leases	6.53%

As the implied discount rate for most of the Company's leases is not readily determinable, HRTX uses the incremental borrowing rate of HRT. This was based on the information available as of the adoption date, January 1, 2019, in determining the present value of these lease payments.

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2026. The aggregate minimum lease liabilities under these operating leases, undiscounted and exclusive of additional payments for maintenance costs, known as of December 31, 2019, are as follows:

	Operating Leases
2020	$ 699,643
2021	752,872
2022	750,707
2023	516,064
2024	531,546
2025 and thereafter	825,283
Total undiscounted cash flows	$ 4,076,115
Less: imputed interest	(698,487)
Present value of lease liabilities	$ 3,377,628

Only fixed operating costs are capitalized on the Statement of Financial Condition. All variable costs in the leases are expensed as incurred. The components of lease expense for the twelve months ended December 31, 2019 were as follows:

	Twelve Months Ended 12/31/2019
Operating lease cost:	
Fixed	$ 608,035
Variable	314,918
Total operating lease cost	$ 922,952

Note 7. Leases (continued)

The Company has entered into a sublease agreement where the Company is a sublandlord for one of its office spaces. Under the Topic 842 guidance, the sublease is classified as an operating lease. Rental income from the sublease is recognized evenly over the life of the sublease using a straight-line method and recorded on a monthly basis. In 2019, the sublease income totaled $162,101 and is included in the Statement of Income as Other income.

Future estimated sublease income as of December 31, 2019 are as follows:

		Subleases
2020	$	249,960
2021		255,847
2022		239,884
Total sublease receipts	$	745,691

Note 8. Commitments and Contingencies

The Company has provided a landlord a security deposit in the amount of $250,000 that is included in Other assets in the Statement of Financial Condition at December 31, 2019.

The Company has obtained a letter of credit in the amount of $200,000 with a landlord as the beneficiary.

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 9. Discontinued Operations

The Company terminated most of its trading operations during 2018, except for trading foreign securities and the execution services. As of December 31, 2019, the Company was in the process of terminating its foreign securities trading and winding down the related financial instruments, assets and liabilities. These are disclosed below as well as the operating expenses related to its discontinued operations.

The reconciliation of the major assets and liabilities of the discontinued operations to the amounts reported in the Statement of Financial Condition is as follows:

Note 9. Discontinued Operations (continued)

Carrying amounts of the major classes of assets included as part of discontinued operations

Receivable from broker-dealers, exchanges, and clearing organizations	$	2,501,539
Financial instruments owned, at fair value		303,240
Memberships in exchanges held for sale		492,000
Other assets		13,490
	$	3,310,269

Carrying amounts of the major classes of liabilities included as part of discontinued operations

Payable to broker-dealers, exchanges, and clearing organizations	$	150,266
Financial instruments sold, not yet purchased, at fair value		14,182
Dividends payable		8
	$	164,456

The reconciliation of the major line items constituting net income of discontinued operations to the amount reported in the Statement of Income is as follows:

Revenues

Trading gains	$	2,206,313
Other income		279,968
Interest income		61,273
Total revenues		2,547,554

Expenses

Commissions, execution, clearance and other transaction related expenses, net		900,677
Communications and data processing		628,568
Other expense		291,277
Total expenses		1,820,522
Income from discontinued operations	$	727,032

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 11. Risks

In connection with operating its trading platform and its trading activities, the Company enters into transactions in a variety of securities. These activities may have market risk and/or credit risk in excess of those amounts recorded in the Statement of Financial Condition.

Note 11. Risks (continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company is exposed to credit risk associated with counterparty nonperformance.

Concentrations of credit risk: The Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk.

Note 12. Net Capital Requirements

Pursuant to SEC Rule 15c3-1, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or two percent of the Company's aggregate debit items, as these terms are defined. At December 31, 2019, the Company had net capital and net capital requirements of $8,549,918 and $250,000, respectively. The net capital rules may effectively restrict the distribution of member's capital.

Note 13. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through the date the financial statements were issued. There have been no additional subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.